

Lit Motors Corporation
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Lit Motors Corporation Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a

guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 26, 2024

LIT MOTORS CORPORATION STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	48	50,156
Inventory	41,737	-
Total Current Assets	41,785	50,156
Non-Current Assets:		
Property, plant & equipment, net	45,216	61,400
Patents, copyrights, & franchises	180,213	151,199
Lease Right of Use Asset less Amortization	433,183	590,704
Total Non-Current Assets	658,611	803,303
TOTAL ASSETS	700,396	853,460
LIABILITIES AND EQUITY		
Current Liabilities:		
Convertible Loan Payable- Current	6,200,419	6,200,419
Total Current Liabilities	6,200,419	6,200,419
Long-term Liabilities:		
Accrued Expenses	702,721	187,977
Accrued Interest	136,315	64,360
Note Payable	103,550	103,550
Convertible Loan Payable	1,335,107	172,056
Lease Liability	397,259	580,564
Total Long-term Liabilities	2,674,953	1,108,507
TOTAL LIABILITIES	8,875,372	7,308,926
EQUITY		
SAFE	493,573	465,073
Common stock	-	-
Additional Paid In Capital	8,156	8,156
Accumulated Deficit	(8,676,705)	(6,928,696)
TOTAL EQUITY	(8,174,976)	(6,455,467)
TOTAL LIABILITIES AND EQUITY	700,396	853,460

LIT MOTORS CORPORATION STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	-	-
Operating Expenses		
Advertising & Marketing	9,439	6,350
General and Administrative	1,389,564	122,384
Contractors	17,945	80,487
Equipment Rentals	-	-
Professional Fees	1,173	15,113
Repairs & maintenance	-	2,079
Research and Development	-	1,209
Small tools & equipment	-	4,583
Supplies	1,926	12,631
Rent	22,177	1,500
Interest Expense	132,686	136,897
Total Operating Expenses	**1,574,910**	**383,232**
Earnings Before Income Taxes, Depreciation and Amortization	**(1,574,910)**	**(383,232)**
Amortization Expense	157,521	157,521
Depreciation Expense	15,578	15,578
Net Income (Loss)	**(1,748,009)**	**(556,331)**

LIT MOTORS CORPORATION STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,748,009)	(556,331)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses	514,744	(203,550)
Interest Expense	132,686	136,897
Right of Use Asset	157,521	157,521
Depreciation Expense	15,578	15,578
Accrued Lease Liabilities	-	(60,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	820,529	46,446
Net Cash provided by (used in) Operating Activities	(927,480)	(509,885)
INVESTING ACTIVITIES	-	-
Inventory	(41,737)	-
Property, plant & equipment, net	(60,125)	6,320
Patents, copyrights, & franchises	(29,013)	(28,405)
FINANCING ACTIVITIES	(130,875)	(22,084)
SAFE	28,500	150,000
Lease Liability	(183,305)	(167,463)
Common stock	-	-
Additional Paid In Capital	-	-
Notes Payable	-	-
Convertible Loan Payable	1,163,051	575,281
Net Cash provided by (used in) Financing Activities	1,008,246	557,818
Cash at the beginning of period	50,156	24,307
Net Cash increase (decrease) for period	(50,109)	25,849
Cash at end of period	48	50,156

LIT MOTORS CORPORATION STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

See Accompanying Notes to these Financial Statements

	Common stock		Additional paid-in capital	SAFE	Retained earnings (Deficit)	Total shareholders' equity
	No. of shares	$ Amount				
Beginning balance at 1/1/22	-	-	8,156	315,073	(6,372,365)	(6,049,136)
Issuance of common stock, net of costs	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
SAFE	-	-	-	150,000	-	150,000
Net income (loss)	-	-	-	-	(556,331)	(556,331)
Ending balance at 12/31/22	-	-	8,156	465,073	(6,928,696)	(6,455,467)
Issuance of common stock, net of costs	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	28,500	-	28,500
Net income (loss)	-	-	-	-	(1,748,009)	(1,748,009)
Ending balance at 12/31/23	-	-	8,156	493,573	(8,676,705)	(8,174,976)

Lit Motors Corporation
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lit Motors Corporation ("the Company") was formed in Delaware on February 10, 2010. The Company plans to earn revenue incorporating a B2B & B2C market strategy that will leverage CMG satellite technology combined with a fully enclosed two-wheeled electric vehicle. The Company's headquarters is in Portland, Oregon. The Company's customers will be located in North America, Europe, Asia, & South America.

Over the preceding decade, the Company has garnered attention from various prominent entities within the automotive sector. Notably, the Company's board of directors boasts distinguished figures such as the leader of Volkswagen and the Head of Innovation at Audi. Additionally, the Company has been the subject of favorable media exposure, receiving coverage from reputable outlets including The New York Times, Harvard Business School, Wired, and TechCrunch.

The Company is currently conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital to continue beta prototype development.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses before generating profits. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $48 and $50,156 in cash & cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery	5	71,140	29,642	-	41,498
Welding Equipment	5	6,719	3,001	-	3,718
Grand Total	-	77,859	32,643	-	45,216

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by selling automotive vehicles. The vehicles are currently in the research and development stage. Currently, the company generates revenue by selling t-shirts/certificate merchandise bundles, which provides the buyer with unique memorabilia that commemorates their place in the queue to pre-order a vehicle when it becomes available. The merchandise bundle can be purchased on the company's website, which is powered by Wix. Payment is collected at the time of purchase by Wix and paid out to the company in the month following the sale.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of utilities, entertainment, meals, auto, office, travel, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company currently does not have any deferred tax assets or liabilities.

The Company has not filed its tax returns since 2020, but has generated losses each year and does not expect to pay any federal taxes. The Company is in process of filing its 2021, 2022, and 2023 returns.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a related party lease agreement with the CEO's father on October 1, 2021. The lease expires on September 30, 2026, but allows for one renewal option for an additional 5 year term. The expected monthly lease payments are $20,000 and the lease bears an annual interest rate of 18%. In lieu of making monthly payments, the expected monthly lease and interest payments are aggregated and captured in a convertible loan with the related party. Accrued lease liability included in the convertible loans balance as of December 31, 2022 and 2023 are $270,00 and $486,000, respectively. The accrued lease liability includes accrued interest of $72,537 for 2022 and $56,695 for 2023.

Annual Summary of lease payments are as follows:

Year Ending December 31,	Payment
2023	240,000
2024	240,000
2025	240,000
2026	180,000
Total	900,000

The Company entered into a SAFE note with its CEO on February 28, 2023. Refer to Note 5 for additional details.

The Company entered into three convertible notes with the CEO's father during 2022 and 2023. The principal balance of these loans as of December 31, 2022 and December 31, 2023 are $3,121,449 and $4,284,500. These are included in the convertible notes mentioned in Note 5. In 2015, the CEO was involved in a car accident that led to a 2.5-year period of wheelchair use and ultimately 4.5 years with limited mobility. During this time, the CEO's father provided financial support to cover the company's expenses resulting in the aforementioned loans.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company rents its office space from the CEO's father. The terms of the lease are disclosed in Note 3.

NOTE 5 – LIABILITIES AND DEBT

Loan Payable- The Company entered two loan agreements in 2012 and renewed the agreements in 2022. The interest rate on the loans is 1%.   The notes mature on January 29, 2030.   The outstanding balance of these loans as of 12/31/23 and 2022 was $103,550.

Convertible Loan Payable- The Company has entered into several convertible note agreements for the purposes of funding operations. All notes carry an interest rate of 1% per year The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2013 to 2030. The notes are convertible into shares of the Company's common stock at an 80% discount during a change of control or qualified financing event.   The outstanding balance of these loans as of December 31, 2022 and December 31, 2023 were $6,372,475 and $7,535,526, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	*Non-Current Portion*	*Total Indebtedness*	*Accrued Interest*	*Current Portion*	*Non-Current Portion*	*Total Indebtedness*	*Accrued Interest*
Loan Payable	103,550	1%	2030	-	103,550	103,550	2,000	-	103,550	103,550	965
Convertible Loans Payable	7,535,526	1%	On Demand	6,200,419	1,335,107	7,535,526	316,113	6,200,419	172,056	6,372,475	379,438
Total				**6,200,419**	**1,438,657**	**7,639,076**	**318,113**	**6,200,419**	**275,606**	**6,476,025**	**380,403**

	5 Year Debt Maturities
2023	6,200,419
2024	-
2025	-
2026	-
2027	-
2028 and Beyond	1,335,107
Totals	**7,535,526**

Simple Agreements for Future Equity (SAFE)- During 2022 and 2023, the Company entered into five SAFE agreements with third parties. The SAFE agreements will mature in 2030 and 2023. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discount rates at 80%.

The valuation caps for the agreements are as follows:

Purchaser	Purchase Date	Purchase Amount	Valuation Cap	Discount Rate
OB	11/9/2022	100,000	uncapped	80%
CA	12/1/2022	50,000	uncapped	80%
GM	5/31/2023	10,000	80,000,000	80%
RF	8/1/2011	45,073	uncapped	80%
Related Party (DK)	2/28/2023	18,500	80,000,000	80%

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.0001 per share. No shares have been issued or outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company received $1,654,185 in investment dollars from 581 investors through Wefunder in 2024.

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2024, the date these financial statements were available to be issued.

Simple Agreements for Future Equity (SAFE)- During 2024, the Company entered into two SAFE agreements with third parties. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount rate of 80%. The valuation caps are $81M.

The valuation caps for the agreements are as follows:

Purchaser	Purchase Date	Purchase Amount	Valuation Cap	Discount Rate
JB	1/5/2024	30,000	81,000,000	80%
GH	2/13/2024	50,000	81,000,000	80%